Exhibit 3.21

ARTICLES OF ORGANIZATION

OF

FRYMASTER L.L.C.

The undersigned, acting pursuant to the Limited Liability Company Law of Louisiana (as amended from time to time or any successor statute, the “Act”), adopts the following Articles of Organization.

ARTICLE I

Name

The name of this Limited Liability Company (hereinafter, the “LLC”) shall be:

FRYMASTER L.L.C.

ARTICLE II

Purpose

The purpose of the LLC shall be to engage in any lawful activity for which limited liability companies may be formed under the Act.

ARTICLE III

Management

The LLC shall be managed by managers consisting of (a) a board of directors elected annually by the members and (b) officers appointed by the members all as provided in the operating agreement of the LLC. The vote, consent or approval of the members, shall not be required for (a) the incurrence of any indebtedness by the LLC, (b) the sale, exchange, lease, or other transfer of assets, including immovable and other real property, involving less than all or substantially all of the assets of the LLC or (c) any mortgage, pledge or other security transaction, all of which may be authorized by the board of directors and officers as provided in the operating agreement of the LLC.

Persons dealing with the LLC may rely upon a certificate of the secretary of the LLC to establish the membership of any member, the authenticity of any records of the LLC or the authority of any person to act on behalf of the LLC.

ARTICLE IV

Term

The LLC shall have perpetual existence. The LLC shall be dissolved only upon the approval of the holders of two-thirds of the outstanding Shares (as defined below).

ARTICLE V

Membership Interests

The membership interests (as defined in the Act) of the members of the LLC shall be divided into and consist of 1,000 shares (“Shares”). Each Share shall be in all respects equal to every other Share and shall be entitled to one vote on all matters for which members are entitled to vote. The rights represented by the Shares shall include (a) the right to receive dividends and other distributions, including liquidating distributions, from the LLC and (b) all other rights, benefits and privileges enjoyed by the members (under the Act, these Articles of Organization or the operating agreement of the LLC) in their capacity as members, including rights to vote, consent and approve. Shares shall be issued for such consideration as determined by the board of directors.

All dividends and other distributions made by the LLC shall be as determined by the board of directors and shall be identical with respect to each outstanding Share.

The Shares shall be freely transferable and no consent of the members or board of directors shall be required to effect a transfer of a Share. The transferee of a Share shall become a substituted member in the LLC with respect to the Shares transferred and the transferor shall cease to be a member with respect to the Shares transferred. The LLC shall recognize a transfer of Shares provided that the transfer is registered in accordance with the terms of the operating agreement of the LLC.

ARTICLE VI

Special Vote Requirements

The approval of the members holding two-thirds of the outstanding Shares shall be required with respect to: (a) the amendment of these Articles of Organization or the amendment or repeal of the operating agreement of the LLC; (b) the merger or consolidation of the LLC with or into another entity; (c) the sale, exchange, lease, or other transfer of all or substantially all of the assets of the LLC (other than any mortgage, pledge or other security transaction authorized by the board of directors); and (d) the dissolution of the LLC.

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